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                          April 7, 2021

       Susan B. Washer
       President and Chief Executive Officer
       Applied Genetic Technologies Corporation
       14193 NW 119th Terrace, Suite 10
       Alachua, FL 32615

                                                        Re: Applied Genetic
Technologies Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed April 2, 2021
                                                            File No. 333-255008

       Dear Ms. Washer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences